Revolutions Medical Corporation
670 Marina Drive, 3rd Floor
Charleston, SC 29492
Tel.: (843) 971-4848

August 9, 2010

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Revolutions Medical Corporation
File No.: 333-167039

Dear Sir/Madam:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Revolutions Medical Corporation, a Nevada corporation (the “Company”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 3:00 P.M. on August 11, 2010, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

REVOLUTIONS MEDICAL CORPORATION

By: /s/ Rondald L. Wheet
Name: Rondald L. Wheet
Title: Chief Executive Officer